SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                -----------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)


                          TRANSFINANCIAL HOLDINGS, INC.
                                (NAME OF ISSUER)


                          TRANSFINANCIAL HOLDINGS, INC.
                             COLA ACQUISITIONS, INC.
                                TIMOTHY P. O'NEIL
                                 ROY R. LABORDE
                                 WILLIAM D. COX
                       (NAME OF PERSONS FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    89365P106
                     (CUSIP NUMBERS OF CLASS OF SECURITIES)
                                -----------------

                                TIMOTHY P. O'NEIL
                          TRANSFINANCIAL HOLDINGS, INC.
                           8245 NIEMAN ROAD, SUITE 100
                              LENEXA, KANSAS 66214
                         TELEPHONE NUMBER (913) 859-0055
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                 RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                           PERSON(S) FILING STATEMENT)
                                -----------------

                                   COPIES TO:

     JEFFREY T. HAUGHEY, ESQ.                      KENT E. WHITTAKER, ESQ.
BLACKWELL SANDERS PEPER MARTIN LLP                 MORRISON & HECKER L.L.P.
   2300 MAIN STREET, SUITE 1000                       2600 GRAND AVENUE
    KANSAS CITY, MISSOURI 64108                     KANSAS CITY, MISSOURI
          (816) 983-8000                                (816) 691-2600

This statement is filed in connection with:

[X ] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ] (b) The filing of a registration statement under the Securities Act of 1933.

[  ] (c) A tender offer.

[  ] (d) None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ X ]

                           CALCULATION OF FILING FEE:

--------------------------------------------------------------------------------
                  Transaction Valuation*      Amount of Filing Fee**
                      $17,650,000                   $3,530
--------------------------------------------------------------------------------

* Determined by multiplying 2,877,912 (the number of outstanding shares of Common Stock of TransFinancial Holdings, Inc. not owned by COLA Acquisitions, Inc., or the members of the Buyout Group or the IRAs) by $6.03 per share and adding the aggregate amount anticipated to be paid to certain persons holding options to purchase shares of Common Stock in consideration of cancellation of such options.

** the amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,530    Filing Parties:  TransFinancial Holdings, Inc.

Form or Registration No.: Preliminary Proxy Statement under Regulation 14A

Date Filed:  October 29, 1999


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--------------------------------------------------------------------------------

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by TransFinancial Holdings, Inc., a Delaware corporation (the "Company"), COLA Acquisitions, Inc., a Kansas corporation ("COLA Acquisitions"), Timothy P. O'Neil, Roy R. Laborde and William D. Cox pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the proposed acquisition by COLA Acquisitions of all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company. COLA Acquisitions was formed in connection with the proposed merger and will be owned by Timothy P. O'Neil, Roy R. Laborde and William D. Cox (three of the Company's current directors) and certain of their family members or trusts for their benefit other than certain IRAs for their benefit (the "IRAs"). Along with COLA Acquisitions, these individuals and trusts (other than the IRAs) are referred to as the "Buyout Group". The Company and COLA Acquisitions have entered into an Agreement and Plan of Merger, dated as of October 19, 1999 (the "Merger Agreement"), whereby COLA Acquisitions would be merged (the "Merger") with and into the Company with the Company as the surviving corporation in the Merger (the "Surviving Corporation"). Pursuant to the terms and conditions set forth in the Merger Agreement, if the Merger is consummated, each outstanding share of Common Stock (other than Common Stock held (i) in the treasury of the Company, (ii) by members of the Buyout Group,
(iii) by the IRAs or (iv) by stockholders who perfect their rights under Delaware law to dissent from the Merger and seek an appraisal of the fair value of their shares) will be converted into the right to receive $6.03 per share in cash, without interest. As a result of the Merger, the Buyout Group and the IRAs will own 100% of the capital stock of the Surviving Corporation. Concurrently with the filing of this Schedule 13E-3, the Company is filing a preliminary proxy statement (the "Proxy Statement") pursuant to which the stockholders of the Company will be given notice of the Merger. The cross reference sheet below is being supplied pursuant to Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Schedule 13E-3. The information in the Proxy Statement is hereby expressly incorporated herein by reference, and capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Proxy Statement.



                                 SCHEDULE 13E-3


ITEM NUMBER AND CAPTION                      LOCATION IN PROXY STATEMENT
-----------------------                      ---------------------------

Item 1.    ISSUER AND CLASS OF SECURITY
           SUBJECT TO THE TRANSACTION.

         (a)                                  QUESTIONS AND ANSWERS ABOUT THE
                                              MERGER; THE PARTIES - The Company

ITEM NUMBER AND CAPTION                       LOCATION IN PROXY STATEMENT
-----------------------                       ---------------------------

          (b) SUMMARY - The Special Meeting - Voting; INFORMATION CONCERNING THE SPECIAL MEETING - Record Date; Voting at the Meeting; Quorum

         (c)                                  MARKET FOR THE COMMON STOCK -
                                              Common Stock Market Price
                                              Information; Dividend Information

         (d)                                  MARKET FOR THE COMMON STOCK -
                                              Common Stock Market Price
                                              Information; Dividend Information

         (e)                                  Not Applicable

         (f)                                  MARKET FOR THE COMMON STOCK -
                                              Common Stock Purchase Information

Item 2.    IDENTITY AND BACKGROUND

         (a)-(d) THE PARTIES - The Company; - COLA Acquisitions; THE MERGER AGREEMENT
                                              - Directors and Executive Officers
                                              of COLA Acquisitions; MANAGEMENT -
                                              Directors and Executive Officers
                                              of the Company

         (e) and (f)                          Not Applicable

         (g)                                  THE PARTIES - The Company;  - COLA
                                              Acquisitions; THE MERGER AGREEMENT
                                              - Directors and Executive Officers
                                              of COLA Acquisitions; MANAGEMENT -
                                              Directors and  Executive  Officers
                                              of the Company

Item 3.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

         (a)(1)                               Not Applicable

         (a)(2) and (b)                       SUMMARY - Special Factors; SPECIAL
                                              FACTORS - Background of the Merger

ITEM NUMBER AND CAPTION                       LOCATION IN PROXY STATEMENT
-----------------------                       ---------------------------

Item 4.    TERMS OF THE TRANSACTION

         (a)                                  QUESTIONS AND ANSWERS ABOUT THE
                                              MERGER; SUMMARY; INFORMATION
                                              CONCERNING THE SPECIAL MEETING -
                                              Purpose of the Special Meeting; -
                                              Required Vote; SPECIAL FACTORS -
                                              Background of the Merger; -
                                              Certain Effects of the Merger; -
                                              Interests of Certain Persons in
                                              the Merger; Certain Relationships;
                                              THE MERGER AGREEMENT; DISSENTERS'
                                              RIGHTS OF APPRAISAL

         (b) SUMMARY - Special Factors - Interests of Certain Persons in the Merger; - The Special Meeting
                                              - Voting; INFORMATION CONCERNING
                                              THE SPECIAL MEETING - Purpose of
                                              the Special Meeting; - Required
                                              Vote; SPECIAL FACTORS - Background
                                              of the Merger; - Certain Effects
                                              of the Merger; - Interests of
                                              Certain Persons in the Merger;
                                              Certain Relationships; THE MERGER
                                              AGREEMENT - The Merger; Merger
                                              Consideration; - Treatment of
                                              Stock Options; DISSENTERS' RIGHTS
                                              OF APPRAISAL

Item 5.    PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

         (a) and (b)                          SPECIAL FACTORS - Plans for the
                                              Company After the Merger

         (c)                                  SPECIAL FACTORS - Certain Effects
                                              of the Merger; Interests of
                                              Certain Persons in the Merger;
                                              Certain Relationships; THE MERGER
                                              AGREEMENT - Treatment of Options;
                                              - Directors and Officers of the
                                              Company Following the Merger;
                                              Certificate of Incorporation;
                                              Bylaws

ITEM NUMBER AND CAPTION                       LOCATION IN PROXY STATEMENT
-----------------------                       ---------------------------

         (d) - (g)                            SUMMARY - Special Factors -
                                              Purpose and Effects of the Merger;
                                              - Financing of the Merger; SPECIAL
                                              FACTORS - Certain Effects of the
                                              Merger; - Plans for the Company
                                              After the Merger; - Financing of
                                              the Merger

Item 6.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a) and (c)                          SUMMARY - Special Factors -
                                              Financing of the Merger; SPECIAL
                                              FACTORS - Plans for the Company
                                              After the Merger; - Financing of
                                              the Merger

         (b) SPECIAL FACTORS - Fees and Expenses; THE MERGER AGREEMENT - Fees and Expenses

         (d)                                  Not Applicable

Item 7.    PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

         (a) - (c)                            SUMMARY - Special Factors
                                              - Purpose and Effects of the
                                              Merger; SPECIAL FACTORS -
                                              Background of the Merger; - The
                                              Buyout Group's Purpose and Reason
                                              for the Merger

ITEM NUMBER AND CAPTION                       LOCATION IN PROXY STATEMENT
-----------------------                       ---------------------------

         (d)                                  QUESTIONS AND ANSWERS ABOUT THE
                                              MERGER; SUMMARY - Special Factors
                                              - Purpose and Effects of the
                                              Merger; - Material Federal Income
                                              Tax Consequences; - The Merger
                                              Agreement - the Merger
                                              Consideration; INFORMATION
                                              CONCERNING THE SPECIAL MEETING -
                                              Purpose of the Special Meeting;
                                              SPECIAL FACTORS - Certain Effects
                                              of the Merger; - Plans for the
                                              Company After the Merger; -
                                              Accounting Treatment; - Material
                                              Federal Income Tax Consequences of
                                              the Merger; THE MERGER AGREEMENT -
                                              The Merger; Merger Consideration;
                                              - The Exchange Fund; Payment for
                                              Shares of Common Stock

Item 8.    FAIRNESS OF THE TRANSACTION

         (a)                                  QUESTIONS AND ANSWERS ABOUT THE
                                              MERGER; SUMMARY - Special Factors
                                              - Recommendation of the Company's
                                              Board of Directors; - Fairness
                                              Opinion of William Blair;
                                              INFORMATION CONCERNING THE SPECIAL
                                              MEETING - Purpose of the Special
                                              Meeting; SPECIAL FACTORS -
                                              Background of the Merger; -
                                              Recommendation of the Special
                                              Committee and Board of Directors;
                                              Fairness of the Merger; - The
                                              Buyout Group's Purpose and Reason
                                              for the Merger; - Opinion of
                                              Financial Advisor to the Special
                                              Committee

         (b) SUMMARY - Special Factors - Factors Considered by the Special Committee and Board of Directors;
                                              - Fairness Opinion of William
                                              Blair; SPECIAL FACTORS -
                                              Background of the Merger; -
                                              Recommendation of the Special
                                              Committee and Board of Directors;
                                              Fairness of the Merger; - The
                                              Buyout Group's Purpose and Reason
                                              for the Merger; - Opinion of
                                              Financial Advisor to the Special
                                              Committee

ITEM NUMBER AND CAPTION                       LOCATION IN PROXY STATEMENT
-----------------------                       ---------------------------

         (c)                                  QUESTIONS AND ANSWERS ABOUT THE
                                              MERGER; SUMMARY - The Special
                                              Meeting - Voting; - The Merger
                                              Agreement - Conditions to the
                                              Merger; INFORMATION CONCERNING THE
                                              SPECIAL MEETING - Required Vote;
                                              THE MERGER AGREEMENT - Conditions

         (d)                                  QUESTIONS AND ANSWERS ABOUT THE
                                              MERGER; SUMMARY - Special Factors
                                              - Recommendation of the Company's
                                              Board of Directors; INFORMATION
                                              CONCERNING THE SPECIAL MEETING -
                                              Purpose of the Special Meeting;
                                              SPECIAL FACTORS - Background of
                                              the Merger; Opinion of Financial
                                              Advisor to the Special Committee

         (e) SUMMARY - Recommendation of the Company's Board of Directors; SPECIAL FACTORS - Background of the Merger; - Recommendation of the Special Committee and Board of Directors; Fairness of the Merger

         (f) SUMMARY - Special Factors - Factors Considered by the Special Committee and Board of Directors; SPECIAL FACTORS - Background of the Merger; - Recommendation of the Special Committee and Board of Directors; Fairness of the Merger

Item 9.    REPORTS, OPINIONS, APPRAISALS AND CERTAIN
           NEGOTIATIONS

         (a) and (b)                          SUMMARY - Special Factors
                                              - Factors Considered by the
                                              Special Committee and Board of
                                              Directors; - Fairness Opinion of
                                              William Blair; SPECIAL FACTORS -
                                              Background of the Merger; -
                                              Recommendation of the Special
                                              Committee and Board of Directors;
                                              Fairness of the Merger; - Opinion
                                              of Financial Advisor to the
                                              Special Committee

         (c)                                  ANNEX B

ITEM NUMBER AND CAPTION                       LOCATION IN PROXY STATEMENT
-----------------------                       ---------------------------

Item 10.  INTEREST IN SECURITIES OF THE ISSUER

         (a) SUMMARY - Special Factors - Interests of Certain Persons in the Merger; INFORMATION CONCERNING THE SPECIAL MEETING - Record Date; Voting at the Meeting; Quorum; SPECIAL FACTORS - Interests of Certain Persons in the Merger; Certain Relationships; SECURITIES
                                              OWNERSHIP - Securities Ownership
                                              of Certain Beneficial Owners and
                                              Management; - Beneficial Ownership
                                              of Common Stock by Certain Parties
                                              Related to the Buyout Group

         (b)                                  MARKET FOR THE COMMON STOCK -
                                              Common Stock Purchase Information

Item  11.  CONTRACTS,  ARRANGEMENTS  OR
           UNDERSTANDINGS  WITH               SUMMARY - The Special  Meeting  -
           RESPECT  TO  THE  ISSUER'S         Voting;-Special Factors-Financing
           SECURITIES                         of the Merger; INFORMATION
                                              CONCERNING  THE SPECIAL  MEETING -
                                              Required Vote;  SPECIAL  FACTORS -
                                              Background    of    the    Merger;
                                              - Interests  of  Certain  Persons
                                              in the Merger; Certain
                                              Relationships; - Financing of the
                                              Merger

Item 12.  PRESENT INTENTION AND RECOMMENDATION OF CERTAIN
           PERSONS WITH REGARD TO THE TRANSACTION

         (a) SUMMARY - The Special Meeting - Voting; INFORMATION CONCERNING THE SPECIAL MEETING - Required Vote; SECURITIES OWNERSHIP - Beneficial Ownership of Common Stock by
                                              Certain Parties Related to the
                                              Buyout Group

ITEM NUMBER AND CAPTION                       LOCATION IN PROXY STATEMENT
-----------------------                       ---------------------------

         (b) SUMMARY - Special Factors - Recommendation of the Company's Board of Directors; SPECIAL
                                              FACTORS- Background of the Merger;
                                              - Recommendation of the Special
                                              Committee and Board of Directors;
                                              Fairness of the Merger

Item 13.  OTHER PROVISIONS OF THE TRANSACTION

         (a)                                  QUESTIONS AND ANSWERS ABOUT THE
                                              MERGER; SUMMARY - Dissenters'
                                              Rights of Appraisal; DISSENTERS'
                                              RIGHTS OF APPRAISAL

         (b) and (c)                          Not Applicable

Item 14.  FINANCIAL INFORMATION

         (a) SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA OF THE COMPANY; WHERE YOU CAN FIND MORE INFORMATION; Annex D; Annex E

         (b)                                  Not Applicable

Item 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

         (a) INFORMATION CONCERNING THE SPECIAL MEETING - Proxy Solicitation; SPECIAL FACTORS - Fees and Expenses

         (b)                                  INFORMATION CONCERNING THE SPECIAL
                                              MEETING - Proxy Solicitation

Item 16.  ADDITIONAL INFORMATION              Proxy Statement, together with
                                              the proxy card

ITEM NUMBER AND CAPTION                       LOCATION IN PROXY STATEMENT
-----------------------                       ---------------------------

Item 17.  MATERIAL TO BE FILED AS EXHIBITS

         (a)(1) Financing Commitment Letter, dated September 30, 1999 and Summary of Terms and Conditions

         (b)(1) Opinion of William Blair & Company, L.L.C., dated October 18, 1999 (set forth as Annex B to the Proxy Statement)*

         (c)(1)                               Agreement and Plan of Merger
                                              between TransFinancial Holdings,
                                              Inc. and COLA Acquisitions, Inc.
                                              dated as of October 19, 1999 (set
                                              forth as Annex A to the Proxy
                                              Statement)*

         (d)(1)                               Proxy Statement

         (d)(2) Other Soliciting Material: Letter to Plan Participants with Voting Instructions

         (d)(3) Instructions for "Cashing Out" or "Cancelling" Options to Purchase Common Stock of TransFinancial Holdings, Inc.

         (e)(1) Section 262 of the Delaware General Corporation Law (set forth as Annex C to the Proxy
                                              Statement)*
         (f)(1) As of the date of this Statement, no written instructions, form or other material has been furnished to any person making the actual oral solicitation or other recommendation for such person's use, directly or indirectly, in connection with the Rule 13E-3 transaction.

         (g)(1)                               Press release issued by
                                              TransFinancial Holdings, Inc.
                                              dated October 19, 1999
                                              (incorporated by reference to
                                              Exhibit 99.1 to the Quarterly
                                              Report on Form 10-Q of
                                              TransFinancial Holdings, Inc.
                                              filed on October 28, 1999).

*  Incorporated by reference to the Proxy Statement.



ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "THE PARTIES - The Company" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in "SUMMARY - The Special Meeting -Voting" and "INFORMATION CONCERNING THE SPECIAL MEETING - Record Date; Voting at the Meeting; Quorum" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in "MARKET FOR THE COMMON STOCK - Common Stock Market Price Information; Dividend Information" of the Proxy Statement is incorporated by reference herein.

     (d) The information set forth in "MARKET FOR THE COMMON STOCK - Common Stock Market Price Information; Dividend Information" of the Proxy Statement is incorporated by reference herein.

     (e) Not applicable.

     (f) The information set forth in "MARKET FOR THE COMMON STOCK - Common Stock Purchase Information" of the Proxy Statement is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed jointly by the Company (which is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction), COLA Acquisitions, Timothy P. O'Neil, Roy R. Laborde and William
D. Cox.

     (a) - (d) The information set forth in "THE PARTIES - The Company," "- COLA Acquisitions," "THE MERGER AGREEMENT - Directors and Executive Officers of COLA Acquisitions" and "MANAGEMENT - Directors and Executive Officers of the
Company" of the Proxy Statement is incorporated herein by reference.

     (e) During the last five years, none of the Company or COLA Acquisitions, nor, to the best of their knowledge, any of their directors, executive officers or controlling persons, nor Timothy P. O'Neil, Roy R. Laborde or William D. Cox, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) During the last five years, none of the Company or COLA Acquisitions, nor, to the best of their knowledge, any of their directors, executive officers or controlling persons, nor Timothy P. O'Neil, Roy R. Laborde or William D. Cox, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

     (g) The information set forth in "THE PARTIES - The Company," "- COLA Acquisitions," "THE MERGER AGREEMENT - Directors and Executive Officers of COLA Acquisitions" and "MANAGEMENT - Directors and Executive Officers of the Company" of the Proxy Statement is incorporated herein by reference.


ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) (1) Not applicable.

     (a)(2) and (b) The information set forth in "SUMMARY - Special Factors," "SPECIAL FACTORS - Background of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "INFORMATION CONCERNING THE SPECIAL MEETING - Purpose of the Special Meeting," "- Required Vote," "SPECIAL FACTORS - Background of the Merger," "- Certain Effects of the Merger," "- Interests of Certain Persons in the Merger; Certain Relationships," "THE MERGER AGREEMENT" and "DISSENTERS' RIGHTS OF APPRAISAL" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in "SUMMARY - Special Factors - Interests of Certain Persons," "- The Special Meeting - Voting," "INFORMATION CONCERNING THE SPECIAL MEETING - Purpose of the Special Meeting," "Required Vote," "SPECIAL FACTORS - Background of the Merger," "- Certain Effects of the Merger,"
"- Interests of Certain Persons in the Merger; Certain Relationships," "THE MERGER AGREEMENT - The Merger; Merger Consideration," "- Treatment of Stock Options" and "DISSENTERS' RIGHTS OF APPRAISAL" of the Proxy Statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) and (b) The information set forth in "SPECIAL FACTORS - Plans for the Company After the Merger" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in "SPECIAL FACTORS - Certain Effects of the Merger," "- Interests of Certain Persons in the Merger; Certain Relationships," "THE MERGER AGREEMENT - Treatment of Options" and "- Directors and Officers of the Company

Following the Merger; Certificate of Incorporation; Bylaws" of the Proxy Statement is incorporated herein by reference.

     (d) - (g) The information set forth in "SUMMARY - Special Factors - Purpose and Effects of the Merger," "- Financing of the Merger," "SPECIAL FACTORS - Certain Effects of the Merger," "- Plans for the Company After the Merger," and "- Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (c) The information set forth in "SUMMARY - Special Factors - Financing of the Merger," "SPECIAL FACTORS - Plans for the Company After the Merger" and "- Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in "SPECIAL FACTORS - Fees and Expenses" and "THE MERGER AGREEMENT - Fees and Expenses" of the Proxy Statement is incorporated herein by reference.

     (d) Not Applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) - (c) The information set forth in "SUMMARY - Special Factors Purpose and Effects of the Merger," "SPECIAL FACTORS - Background of the Merger" and "- The Buyout Group's Purpose and Reason for the Merger" of the Proxy Statement is incorporated herein by reference.

     (d) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY - Special Factors - Purpose and Effects of the Merger," "- Material Federal Income Tax Consequences," "- The Merger Agreement - The Merger Consideration," "INFORMATION CONCERNING THE SPECIAL MEETING - Purpose of the Special Meeting," "SPECIAL FACTORS - Certain Effects of the Merger," "- Plans for the Company After the Merger," "- Accounting Treatment," "- Material Federal Income Tax Consequences of the Merger," "THE MERGER AGREEMENT - The Merger; Merger Consideration" and "- The Exchange Fund; Payment for Shares of Common Stock" of the Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY - Special Factors - Recommendation of the Company's Board of

Directors," "- Fairness Opinion of William Blair," "INFORMATION CONCERNING THE SPECIAL MEETING - Purpose of the Special Meeting,""SPECIAL FACTORS - Background of the Merger," "- Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "- The Buyout Group's Purpose and Reason for the Merger" and "- Opinion of Financial Advisor to the Special Committee" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in "SUMMARY - Special Factors - Factors Considered by the Special Committee and Board of Directors," "- Fairness Opinion of William Blair," "SPECIAL FACTORS - Background of the Merger," "Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "- The Buyout Group's Purpose and Reason for the Merger" and "- Opinion of Financial Advisor to the Special Committee" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY - The Special Meeting - Voting," "- The Merger Agreement--Conditions to the Merger," "INFORMATION CONCERNING THE SPECIAL MEETING - Required Vote" and "THE MERGER AGREEMENT - Conditions" of the Proxy Statement is incorporated herein by reference.

     (d) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY - Special Factors - Recommendation of the Company's Board of Directors," "INFORMATION CONCERNING THE SPECIAL MEETING - Purpose of the Special Meeting," "SPECIAL FACTORS - Background of the Merger" and "- Opinion of Financial Advisor to the Special Committee" of the Proxy Statement is incorporated herein by reference.

     (e) The information set forth in "SUMMARY - Recommendation of the Company's Board of Directors," "SPECIAL FACTORS - Background of the Merger" and "- Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

     (f) The information set forth in "SUMMARY - Special Factors - Factors Considered by the Special Committee and Board of Directors, "SPECIAL FACTORS - Background of the Merger" and "- Recommendation of the Special Comittee and Board of Directors; Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) and (b) The information set forth in "SUMMARY - Special Factors--Factors Considered by the Special Committee and Board of Directors," "- Fairness Opinion of William Blair," "SPECIAL FACTORS - Background of the Merger," "- Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" and "Opinion of Financial Advisor to the Special Committee" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in "ANNEX B" of the Proxy Statement is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information set forth in "SUMMARY - Special Factors - Interests of Certain Persons in the Merger," "INFORMATION CONCERNING THE SPECIAL MEETING - Record Date; Voting at the Meeting; Quorum," "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Certain Relationships," "SECURITIES OWNERSHIP - Securities Ownership of Certain Beneficial Owners and Management" and
"- Beneficial Ownership of Common Stock by Certain Parties Related to the Buyout Group" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in "MARKET FOR THE COMMON STOCK - Common Stock Purchase Information" of the Proxy Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "SUMMARY - The Special Meeting - Voting," "Special Factors - Financing of the Merger," INFORMATION CONCERNING THE SPECIAL MEETING - Required Vote," "SPECIAL FACTORS - Background of the Merger," "- Interests of Certain Persons in the Merger; Certain Relationships" and "- Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) The information set forth in "SUMMARY - The Special Meeting - Voting," "INFORMATION CONCERNING THE SPECIAL MEETING - Required Vote," "SECURITIES OWNERSHIP - Beneficial Ownership of Common Stock by Certain Parties Related to the Buyout Group" of the Proxy Statement is incorporated herein by reference

     (b) The information set forth in "SUMMARY - Special Factors - Recommendation of the Company's Board of Directors," "SPECIAL FACTORS - Background of the Merger," and "- Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY - Dissenters' Rights of Appraisal" and "DISSENTERS' RIGHTS OF APPRAISAL" of the Proxy Statement is incorporated herein by reference.

     (b) and (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

     (a) The information set forth in "SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA OF THE COMPANY," "WHERE YOU CAN FIND MORE INFORMATION," "Annex D" and "Annex E" of the Proxy Statement is incorporated herein by reference.

     (b) Not Applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAIN OR UTILIZED.

     (a) The information set forth in "INFORMATION CONCERNING THE SPECIAL MEETING - Proxy Solicitation" and "SPECIAL FACTORS - Fees and Expenses" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in "INFORMATION CONCERNING THE SPECIAL MEETING - Proxy Solicitation" of the Proxy Statement is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

     Proxy Statement, together with the proxy card.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

     (a) (1) Financing Commitment Letter, dated September 30, 1999 and Summary of Terms and Conditions.

     (b) (1) Opinion of William Blair & Company, L.L.C. dated October 18, 1999 (set forth as Annex B to the Proxy Statement)*

     (c) (1) Agreement and Plan of Merger between TransFinancial Holdings, Inc. and COLA Acquisitions, Inc., dated as of October 19, 1999 (set forth as Annex A to the Proxy Statement)*

     (d) (1) Proxy Statement

     (d) (2) Other Soliciting Material: Letter to Plan Participants with Voting Instructions.

     (d) (3) Instructions for "Cashing Out" or "Cancelling" Options to Purchase Common Stock of TransFinancial Holdings, Inc.

     (e) (1) Section 262 of the Delaware General Corporation Law (set forth as Annex C to the Proxy Statement)*

     (f) (1) As of the date of this Statement, no written instructions, form or other material has been furnished to any person making the actual oral solicitation or other recommendation for such person's use, directly or indirectly, in connection with the Rule 13E-3 transaction.

     (g) (1) Press release issued by TransFinancial Holdings, Inc. (incorporated by reference to Exhibit 99.1 to the Quarterly Report on Form 10-Q of TransFinancial Holdings, Inc. filed on October 28, 1999)


-----------

*  Incorporated by reference to the Proxy Statement

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                         TRANSFINANCIAL HOLDINGS, INC


                                         By: /s/ Timothy P. O'Neil
                                         Name:  Timothy P. O'Neil
                                         Title: President

                                         COLA ACQUISITIONS, INC.


                                         By:    /s/ Timothy P. O'Neil
                                         Name:  Timothy P. O'Neil
                                         Title:  President


                                         /s/ Timothy P. O'Neil
                                         Timothy P. O'Neil


                                         /s/ Roy R. Laborde
                                         Roy R. Laborde


                                         /s/ William D. Cox
                                         William D. Cox


Dated:  October 29, 1999

                                  EXHIBIT INDEX

EXHIBIT                             DESCRIPTION

99.17(a)(1)   Financing Commitment Letter, dated September 30, 1999 and
              Summary of Terms and Conditions

99.17(b)(1)   Opinion of William Blair & Company, L.L.C., dated October 18, 1999
              (set forth as Annex B to the Proxy Statement).*

99.17(c)(1)   Agreement and Plan of Merger between TransFinancial Holdings, Inc.
              and COLA Acquisitions, Inc., dated as of October 19, 1999 (set forth as Annex A to the Proxy Statement).*

99.17(d)(1)   Proxy Statement

99.17(d)(2)   Other Soliciting Material:  Letter to Plan Participants with
              Voting Instructions.

99.17(d)(3)   Instructions for "Cashing Out" or "Cancelling" Options to Purchase
              Common Stock of TransFinancial Holdings, Inc.

99.17(e)(1)   Section 262 of the Delaware General Corporation Law (set forth as
              Annex C to the Proxy Statement)*

99.17(f)(1)   As of the date of this Statement, no written instructions, form or other  material has been furnished to any person making the actual oral solicitation or other  recommendation  for such person's use,
              directly  or  indirectly,   in  connection  with  the  Rule  13E-3
              transaction.

99.17(g)(1)   Press release issued by TransFinancial Holdings, Inc. dated
              October 19, 1999 (incorporated by reference to Exhibit 99.1 to the
              Quarterly Report on Form 10-Q of TransFinancial Holdings, Inc.
              filed on October 28, 1999)


-----------------

*  Incorporated by reference to the Proxy Statement